December 16, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated November 17, 2011 from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies

Revenue Recognition – Health Plans Segment, page 56

1. You state that one of your critical accounting estimates is “The determination of the amount of revenue to be recognized under certain contracts that place revenue at risk

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

dependent upon the achievement of certain quality or administrative measurements, or the expenditure of certain percentages of revenue on defined expenses, or requirements that we return a certain portion of our profits to state governments.” Please provide us proposed disclosure to be included in future periodic reports that includes the following for your at risk revenue estimates:

•	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•

With a goal of improving disclosure about the effect of changes in your estimate related to this revenue, provide a table, by period and plan that quantifies the amount of “Retroactive revisions” and “revenue refunds” recorded in results of operations in each period that relate to prior periods.

•	Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and results of operations.

Provide us an analysis of the authoritative guidance you have used in arriving at your accounting policy and demonstrate to us how your policy complies with ASC 605-10-25. Also refer to the guidance in ASC 605-10-S99.

Response:

We note the Staff’s comment.

Our premium revenue is fixed in advance of the periods covered and, except as described below, is not generally subject to significant accounting estimates. Premium revenues are recognized in the month that members are entitled to receive health care services.

ASC 605-10-25, “Revenue Recognition – Overall – Recognition” notes that the recognition of revenue involves consideration of whether revenue is realized, or realizable and earned. ASC 605-10-S99, “Revenue Recognition — Overall — SEC Materials,” sets forth further guidelines for revenue recognition and states that revenue should not be recognized until it is realized or realizable and earned as follows:

“The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonably assured.”

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

The Company’s compliance with the respective requirements of ASC 605-10-25 and ASC 605-10-S99 is evidenced by the following:

•	All revenue is recognized by the Company pursuant to active contracts with government agencies.

•	The Company earns its revenue by making heath care services available to members and, in some cases, based upon the actual provision of those health care services.

•	The Company is paid a negotiated amount by the state Medicaid agency or by CMS, as provided by the terms of its contracts.

•	The Company’s customers are state agencies with well documented payment histories.

As noted in our disclosure below, certain components of the Company’s premium revenue are subject to accounting estimates. These components of premium revenue fall into two categories:

•

Certain components of the revenue recognized under the Company’s contracts with New Mexico, Texas, Florida, and Medicare which may be limited based upon the costs incurred or the profits realized under a specific contract. These are generally cases where the Company must spend a specific percentage of premiums on medical care costs. In these circumstances (which resemble the minimum medical loss ratio requirements imposed by the Federal government on commercial health plans), revenue estimates for a given period may change as other accounting estimates related to the period (such as medical costs) also change. While the Company has adequate experience and data related to these contracts to make sound estimates of its expenses or profits, changes to those estimates may be necessary, which in turn will lead to changes in estimates of revenue. In general, a change in estimate relating to expense or profit would offset any related change in estimate to premium, resulting in no or small impact to net income. For example, in New Mexico we are currently required to spend 87% of premium on medical costs. Assuming that estimated medical costs over the contract period were less than the 87% threshold, a change in estimate of medical costs would result in a nearly corresponding change in revenue. In these circumstances, a $1.0 million reduction to estimated medical costs would result in an offsetting reduction to premium revenue of $1.15 million ($1.0 million divided by 87%). The impact to pretax income of the combined change would be immaterial (a $0.15 million decrease to pretax income).

•	Small amounts of incremental revenue which the Company may earn by achieving quality measures that are settled subsequent to the close of a contractual year.

Monthly the Company evaluates its recorded premium revenue to determine whether any changes in estimate are necessary. In some cases, such changes in estimate may relate to revenue reported in prior periods, primarily because the information needed to finally fix revenue must develop over time as medical costs, profitability, and performance against contract specific quality of care or administrative standards, are finalized.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Commencing with our Form 10-K annual report for the fiscal year ended December 31, 2011, and continuing with our subsequent Form 10-Q quarterly reports, we will revise in the manner shown below our critical accounting estimates. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2010.

Critical Accounting Policies

Revenue Recognition – Health Plans Segment

Premium revenue is fixed in advance of the periods covered and, except as described below, is not generally subject to significant accounting estimates. Premium revenues are recognized in the month that members are entitled to receive health care services.

Certain components of premium revenue are subject to accounting estimates. The components of premium revenue subject to estimation fall into two categories:

Contractual provisions that may limit revenue based upon the costs incurred or the profits realized under a specific contract. These are contractual provisions that require the health plan to return premiums to the extent that certain thresholds are not met. In some instances premiums are returned when medical costs fall below a certain percentage of gross premiums; or when administrative costs or profits exceed a certain percentage of gross premiums. In other instances, premiums are partially determined by the acuity of care provided to members (risk adjustment). To the extent that our expenses and profits change from the amounts previously reported (due to changes in estimates) our revenue earned for those periods will also change. In all of these instances our revenue is only subject to estimate due to the fact that the thresholds themselves contain elements (expense or profit) that are subject to estimate. While we have adequate experience and data to make sound estimates of our expenses or profits, changes to those estimates may be necessary, which in turn will lead to changes in our estimates of revenue. In general, a change in estimate relating to expense or profit would offset any related change in estimate to premium, resulting in no or small impact to net income. The following contractual provisions fall into this category:

•

Florida Health Plan Medical Cost Floor (Minimum) for Behavioral Health: A portion of premiums received by our Florida health plan may be returned to the state if certain minimum amounts are not spent on defined behavioral health care costs. At December 31, 2010, we had not recorded any liability under the terms of this contract provision since behavioral health expenses are not less than the contractual floor.

•

New Mexico Health Plan Medical Cost Floors (Minimums) and Administrative Cost and Profit Ceilings (Maximums): A portion of premiums received by our New Mexico health plan may be returned to the state if certain minimum amounts are not spent on defined medical care costs, or if administrative costs or profit (as defined) exceed certain amounts. Our contract with the state of New Mexico requires that we spend a minimum percentage of premium revenue on certain explicitly defined medical care costs (the medical cost floor). The New Mexico health plan contract also contains certain limits on

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

the amount our New Mexico health plan can: (a) expend on administrative costs; and (b) retain as profit. As a result of medical expenses that were less than the contractually required amount at December 31, 2010, we have established a liability of $5.6 million under the terms of these contract provisions.

•

Texas Health Plan Profit Sharing: Under our contract with the state of Texas, there is a profit-sharing agreement under which we pay a rebate to the state of Texas if our Texas health plan generates pretax income, as defined in the contract, above a certain specified percentage, as determined in accordance with a tiered rebate schedule. The rebates, if any, are calculated separately for the TANF/CHIP and ABD products. We are limited in the amount of administrative costs that we may deduct in calculating the rebate, if any. As a result of profits in excess of the amount we are allowed to fully retain, we had an aggregate liability of approximately $0.6 million accrued pursuant to our profit-sharing agreement with the state of Texas at December 31, 2010.

•

Medicare Revenue Risk Adjustment: Based on member encounter data that we submit to CMS, our Medicare premiums are subject to retroactive adjustment for both member risk scores and member pharmacy cost experience for up to two years after the original year of service. This adjustment takes into account the acuity of each member’s medical needs relative to what was anticipated when premiums were originally set for that member. In the event that a member requires less acute medical care than was anticipated by the original premium amount, CMS may recover premium from us. In the event that a member requires more acute medical care than was anticipated by the original premium amount, CMS may pay us additional retroactive premium. A similar retroactive reconciliation is undertaken by CMS for our Medicare members’ pharmacy utilization. We estimate the amount of Medicare revenue that will ultimately be realized for the periods presented based on our knowledge of our members’ heath care utilization patterns and CMS practices. Based on our knowledge of member health care utilization patterns and expenses we have recorded a liability of approximately $1.2 million for anticipated Medicare risk adjustment premiums at December 31, 2010.

Quality incentives that allow us to recognize incremental revenue if certain quality standards are met. These are contract provisions that allow us to earn additional premium revenue in certain states if we achieve certain quality of care or administrative measures. We estimate the amount of revenue that will ultimately be realized for the periods presented based on our experience and expertise in meeting the quality and administrative measures as well as our ongoing and current monitoring of our progress in meeting those measures. The amount of the revenue that we will realize under these contractual provisions is determinable based upon that experience. The following contractual provisions fall into this category:

New Mexico Health Plan Quality Incentive Premiums: Under our contract with the state of New Mexico, incremental revenue of up to 0.75% of our total premium is earned if certain performance measures are met. These performance measures are generally linked to various quality of care and administrative measures dictated by the state.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Ohio Health Plan Quality Incentive Premiums: Under our contract with the state of Ohio, incremental revenue of up to 1% of our total premium is earned if certain performance measures are met. Effective February 1, 2010 through June 30, 2011, we are eligible to earn additional incremental revenue of up to 0.25% of our total premium if we meet certain pharmacy specific performance measures. These performance measures are generally linked to various quality-of-care measures dictated by the state.

Texas Health Plan Quality Incentive Premiums: Under our contract with the state of Texas, incremental revenue of up to 1% of our total premium may be earned if certain performance measures are met. These performance measures are generally linked to various quality-of-care measures established by the state. The time period for the assessment of these performance measures previously followed the state’s fiscal year, but effective January 1, 2011, it follows the calendar year. The state of Texas has notified us that it has discontinued the program for the 2011 calendar year.

The following table quantifies the quality incentive premium revenue recognized for the periods presented, including the amounts earned in the period presented and prior periods. Although the reasonably possible effects of a change in estimate related to quality incentive premium revenue as of December 31, 2010 are not known, we have no reason to believe that the adjustments to prior years noted below are not indicative of the potential future changes in our estimates as of December 31, 2010.

	Year Ended December 31, 2008
	Maximum Available Quality Incentive Premium - Current Year	Amount of Current Year Quality Incentive Premium Revenue Recognized	Amount of Quality Incentive Premium Revenue Recognized from Prior Year	Total Quality Incentive Premium Revenue Recognized	Total Revenue Recognized
	(In thousands)
New Mexico	$806	$806	$—	$806	$348,576
Ohio	1,557	—	(63)	(63)	602,826
Texas	1,094	1,094	—	1,094	110,178

	$3,457	$1,900	$(63)	$1,837	$1,061,580

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

	Year Ended December 31, 2009
	Maximum Available Quality Incentive Premium - Current Year	Amount of Current Year Quality Incentive Premium Revenue Recognized	Amount of Quality Incentive Premium Revenue Recognized from Prior Year	Total Quality Incentive Premium Revenue Recognized	Total Revenue Recognized
	(In thousands)
New Mexico	$2,378	$1,097	$(171)	$926	$404,026
Ohio	7,040	5,715	937	6,652	803,521
Texas	1,322	1,322	—	1,322	134,860

	$10,740	$8,134	$766	$8,900	$1,342,407

	Year Ended December 31, 2010
	Maximum Available Quality Incentive Premium - Current Year	Amount of Current Year Quality Incentive Premium Revenue Recognized	Amount of Quality Incentive Premium Revenue Recognized from Prior Year	Total Quality Incentive Premium Revenue Recognized	Total Revenue Recognized
	(In thousands)
New Mexico	$2,581	$1,311	$579	$1,890	$366,784
Ohio	9,881	3,114	(1,248)	1,866	860,324
Texas	1,771	1,771	—	1,771	188,716

	$14,233	$6,196	$(669)	$5,527	$1,415,824

Deferral of Service Revenue and Cost of Service Revenue – Molina Medicaid Solutions

Segment, page 59

Comment:

2. Your accounting policy for revenue recognition and cost deferral for your Molina Medicaid Solutions contracts is unclear. Please tell us the authoritative literature you used in determining your accounting for this segment’s service contracts, for both revenue and costs. In doing so, please provide us proposed disclosure to be included in your next periodic report to clarify if any of the services involve significant production, modification, or customization of software (for example, training or installation). In this regard, please tell us why the training and IT support and hosting services (training and support) you provide do not represent significant production, modification, or customization of software. Refer to the guidance in ASC 985-605-25-2, 985-605-25-88, 985-605-25-9, and 985-605-25-l 0.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Response:

We note the Staff’s comment.

Due to the fact that comment #2 pertains to our 2010 Form 10-K, this response includes reference to the guidance applicable to arrangements entered into or materially modified on or before January 1, 2011, which is when the provisions of ASU 2009-13, Revenue Recognition – Multiple-Deliverable Revenue Arrangements, became effective for the Company with respect to arrangements entered into or materially modified after that date.

Our Molina Medicaid Solutions contracts represent multiple element arrangements that include various service elements, including the design, development and implementation (DDI) of a Medicaid management information system (MMIS), information technology hosting, support and maintenance services, and business process outsourcing (BPO) services (which include claims payment and eligibility processing). Our Molina Medicaid Solutions business was formed as the result of our acquisition of five state contracts in May 2010. DDI services for two of these state contracts (Maine and Idaho) had not been completed at the date of our acquisition of our Molina Medicaid Solutions business.

In order to determine the appropriate authoritative literature to use in accounting for the revenue in our Molina Medicaid Solutions contracts, we first looked to the scoping guidance in ASC 985-605, Software – Revenue Recognition. ASC 985-605-15-3 contains relevant scoping guidance with respect to hosting arrangements such as those included in our Molina Medicaid Solutions contracts and notes “the guidance beginning in paragraph 985-605-55-119 addresses the scope application of this Subtopic to a hosting arrangement”. This referenced implementation guidance enables us to determine if a software element is present in our Molina Medicaid Solutions arrangements. If these arrangements do not include a software element they are not subject to ASC 985-605. ASC 985-605-55-121 through 123 states:

“55-121 A software element subject to this Subtopic is only present in a hosting arrangement if both of the following criteria are met:

a.	The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty.

b.	It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

Accordingly, a hosting arrangement in which the customer has an option as specified in this paragraph is within the scope of this Subtopic.

55-122 For purposes of item (a) in the preceding paragraph, the term significant penalty contains two distinct concepts:

a.	The ability to take delivery of the software without incurring significant cost

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

b.	The ability to use the software separately without a significant diminution in utility or value.

55-123 Therefore, arrangements that do not give the customer such an option are service contracts and are outside the scope of this Subtopic. Hosting arrangements that are service arrangements may include multiple elements that affect how revenue should be attributed.”

Our Molina Medicaid Solutions contracts do not include any contractual penalties to the customer should it wish to take delivery of the MMIS software once the design, development and implementation of the DDI is complete or upon termination of the contracts. However, operational barriers act as a significant disincentive to the customer in taking possession of the software element. These barriers, detailed in the paragraph below, mean that the customer will not be able to take possession of the software at any time during the hosting period without significant penalty; nor will the customer be able to either run the software on its own hardware or contract with another vendor to host the software.

The DDI and operation of an MMIS involves the creation and maintenance of a complex network of software, hardware, policies, and procedures that are in constant evolution in order to meet the changing circumstances and needs of numerous constituents (government, Medicaid beneficiaries, advocates, and medical providers). The MMIS for each state is unique, reflecting the varying philosophies, priorities, and needs of those constituents across different states. Even with the best and most formalized policies and procedures (which are difficult to achieve in such a dynamic environment) a transition of the MMIS from one operating team to another is certain to be an expensive and time consuming task. Thus, it would not be feasible for the state to run the software or to contract with another party unrelated to the Company to host the software. In addition, the Company provides the staff who process medical provider claims for payment, transmit monthly eligibility information, and respond to ongoing provider and member inquiries. Even a fully functioning MMIS would have a significant diminution in utility without that staff and their processes and procedures.

Additionally, taking delivery of the software would not be feasible for the customer because of the stringent time frames around the operations of an MMIS. Medical providers are serving Medicaid members daily, provider and member inquires are non-stop, and eligibility is determined no less frequently than monthly. A brief interruption in the operation of the MMIS would place tremendous strain on the state’s entire Medicaid program. In the event of such interruption, provider claims would no longer be paid, meaning that many Medicaid providers, who are financially dependent upon a steady stream of payment for claims, would be placed under severe financial stress. In a short period of time, the state’s entire Medicaid provider network would be at risk of dissolution. Even those providers who remained open would not be able to determine the Medicaid eligibility of patients on a timely basis. Federal certification of the MMIS, a requirement of enhanced Federal funding on which state Medicaid programs are dependent, would also be endangered. Any of these circumstances taken alone, let alone when considered in concert, mean that taking over the operation of the MMIS would come at a prohibitive cost for the customer.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Because it is not feasible for the customer to either run the software on its own hardware or contract with another party to host the software, ASC 985-605-55-123 indicates that the hosting arrangements within our Molina Medicaid Solutions contracts do not contain a software element. These arrangements, therefore, are service contracts and fall outside the scope of ASC 985-605, which includes paragraphs 25-2, 25-88, 25-9 and 25-10 referred to in your comment above.

As our Molina Medicaid Solutions contracts are not within the scope of ASC 985-605, we have concluded that the multiple service elements in such arrangements are subject to the guidance in ASC 605-25, Revenue Recognition – Multiple Element Arrangements and SAB Topic 13. In accordance with such guidance, we then evaluated whether any of the individual service deliverables within the arrangements qualify as separate units of accounting. ASC 605-25-25-5 states:

“In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

Given that: (a) none of the delivered service elements in our Molina Medicaid Solutions contracts would ever have value on a standalone basis as they are not sold separately and could not be resold by the customer, and (b) there is not objective and reliable evidence of the fair value of any of the undelivered service elements in the contracts due to the fact that there is not vendor specific objective evidence for such elements, we have concluded that none of the service elements in our Molina Medicaid Solutions contracts should be accounted for as separate units of accounting, but should be accounted for as a single combined unit of accounting.

We, therefore, recognize all revenue associated with our Molina Medicaid Solutions arrangements over the term that the last services (or elements) are performed (assuming there are no contingencies that would prevent revenue recognition). Those services (elements) are the hosting, support and maintenance, and BPO services.

In order to determine the appropriate authoritative literature to use in accounting for the costs associated with our Molina Medicaid Solutions contracts, we first looked to ASC 985-605 for guidance. Regarding software related costs, the hosting implementation guidance in ASC 985-605-55-125 states “If the vendor never sells, leases or licenses the software in an arrangement within the scope of this

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Subtopic, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with Subtopic 350-40.” Since we have determined that our Molina Medicaid Solutions arrangements are not within the scope of ASC 985-605, we apply the guidance in ASC 350-40, Internal-Use Software, when determining which software related costs incurred as part of our Molina Medicaid Solutions arrangements may be capitalized. In accordance with ASC 350-40-25-12, the capitalization of costs can begin when both the preliminary project stage is completed and management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Costs which may be capitalized include:

•

External direct costs of materials and services consumed in developing or obtaining internal-use computer software which can include but are not limited to: (1) fees paid to third parties for services provided to develop the software, (2) costs incurred to obtain computer software from third parties, and (3) travel expenses incurred by employees in their duties directly associated with developing software;

•

Payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project; and

•	Interest costs incurred while developing internal-use computer software. Interest shall be capitalized in accordance with the provisions of Subtopic 835-20.

With respect to the other costs in these arrangements that are not software related, such costs are expensed unless revenue is being deferred (applicable currently to our Idaho and Maine contracts, where certain revenue has been deferred because of customer acceptance features which make certain revenue contingent). If revenue is being deferred we defer direct costs relating to delivered service elements.

The conceptual framework is clear that costs should not be capitalized if they do not create an asset or add to the value of an existing asset. CON 6 defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” CON 6 further states that “(a)n asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” Generally, costs relating to a delivered service for which revenue has been deferred will meet the definition of an asset because the transaction giving rise to the asset has occurred (the delivery of the service to the customer), and there is probable future economic benefit that can be obtained by the vendor (the recognition of the deferred revenue associated with the delivered service and/or future cash flows on delivery of the undelivered items).

In practice, the deferral of such costs by companies has been based on an analogy to either ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, which addresses the deferral

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

of loan origination costs, or ASC 605-20-25-1 through 25-6, which addresses the deferral of costs related to the sale of separately priced extended warranty and product maintenance contracts.

SAB Topic 13 recognizes the analogies to ASC 310-20 and ASC 605-20-25-1 through 25-6 when accounting for direct costs incurred prior to the recognition of revenue, stating “(t)he staff believes that the incremental direct costs (Statement 91 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 (currently ASC 605-20-25) or paragraph 5 of Statement 91 (currently ASC 310-20-25). The staff believes the accounting policy chosen for these costs should be disclosed and applied consistently.”

ASC 310-20 allows the capitalization of direct loan costs, which are recognized over the period which the related revenue is recognized as follows:

“25-2 Loan origination fees shall be deferred. Likewise, direct loan origination costs shall be deferred.”

We have chosen to analogize our contract costs to ASC 310-20 and consistent with SAB Topic 13 and ASC 310-20, we are capitalizing incremental direct costs associated with delivered services for which revenue is being deferred. These costs include:

•	Transaction processing costs

•	Employee costs incurred in performing transaction services

•	Vendor costs incurred in performing transaction services

•	Costs incurred in performing required monitoring of and reporting on contract performance

•	Costs incurred in maintaining and processing member and provider eligibility

•	Costs incurred in communicating with members and providers.

Commencing with our Form 10-K annual report for the fiscal year ended December 31, 2011, we will revise, in the manner shown below, our disclosure to provide added clarity with respect to our revenue recognition and cost deferral policies for Molina Medicaid Solutions. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2010. Additional disclosure with respect to multiple-deliverable revenue arrangements entered into or materially modified after January 1, 2011 will be provided in our Form 10-K for the annual period ending December 31, 2011.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment

The payments received by our Molina Medicaid Solutions segment under its state contracts are based on the performance of multiple services. The first of these is the design, development and implementation, or DDI, of a Medicaid Management Information System, or MMIS. An additional service, following completion of DDI, is the operation of the MMIS under a business process outsourcing, or BPO arrangement. While providing BPO services (which include claims payment and eligibility processing) we also provide the state with other services including both hosting and support and maintenance. We have evaluated our Molina Medicaid Solutions contracts to determine if such arrangements include a software element. Based on this evaluation, we have concluded that these arrangements do not include a software element. As such, we have concluded that our Molina Medicaid Solutions contracts are multiple-element service arrangements.

We have concluded that the various service elements in our Molina Medicaid Solutions contracts represent a single unit of accounting due to the fact that DDI, which is the only service performed in advance of the other services (all other services are performed over an identical period), does not have standalone value because our DDI services are not sold separately by any vendor and the customer could not resell our DDI services. Further, we have no vendor specific objective evidence, or VSOE, of fair value for any of the individual elements in these contracts, and at no point in the contract will we have VSOE for the undelivered elements in the contracts. VSOE for the undelivered elements would be required, in addition to DDI standalone value which we do not have, in order to treat DDI as a separate unit of accounting. We lack VSOE of the fair value of the individual elements of our Molina Medicaid Solutions contracts for the following reasons:

•

Each contract calls for the provision of its own specific set of services. While all contracts support the system of record for state MMIS, the actual services we provide vary significantly between contracts; and

•	The nature of the MMIS installed varies significantly between our older contracts (proprietary mainframe systems) and our new contracts (commercial off-the-shelf technology solutions).

As DDI is not treated as a separate unit of accounting, we record the revenue of our Molina Medicaid Solutions contracts, excluding any impact of contingency features, over the period that the BPO, hosting, and support and maintenance services are performed (the last elements of these contracts).

Provisions specific to each contract may, however, lead us to modify this general principle. In those circumstances, the right of the state to refuse acceptance of services, as well as the related obligation to compensate us, may require us to delay recognition of all or part of our revenue until that contingency (the right of the state to refuse acceptance) has been removed. In those circumstances we defer recognition of any revenue at risk (whether DDI, BPO services, hosting, and support and maintenance services) until the contingency has been removed. These types of contingency features are present in our Maine and Idaho contracts. We began to recognize revenue associated with our Maine contract upon state acceptance in September 2010. In Idaho, we will begin recognition of revenue upon state acceptance.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Costs associated with our Molina Medicaid Solutions contracts include software related costs and other costs. With respect to software related costs, we apply the guidance for internal-use software and capitalize external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the computer software project. With respect to all other costs, such costs are expensed as incurred, unless corresponding revenue is being deferred. If revenue is being deferred, direct costs relating to delivered service elements are deferred as well and are recognized on a straight-line basis over the period of revenue recognition. Such direct costs can include:

•	Transaction processing costs

•	Employee costs incurred in performing transaction services

•	Vendor costs incurred in performing transaction services

•	Costs incurred in performing required monitoring of and reporting on contract performance

•	Costs incurred in maintaining and processing member and provider eligibility

•	Costs incurred in communicating with members and providers.

The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

Comment:

3. Please tell us what authoritative guidance you are using to defer the costs relating to the Molina Medicaid Solutions segment. Tell us why ASC 985-20-25-1 is not applicable.

Response:

We note the Staff’s comment.

We have incorporated our response to this comment into our response to comment #2 above.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

Notes To Consolidated Financial Statements

Note 18. Commitments and Contingencies

Legal Proceedings, page 105

Comment:

4. You state that “we believe that these actions, when finally concluded and determined, are not likely to have a material adverse effect on our consolidated financial position, results of operations, or cash flows.” However, on page 28, you state that “we cannot assure you that our recorded reserves will be adequate to cover such costs. Therefore, the litigation to which we are subject could have a material adverse effect on our business, financial condition, cash flows, or results of operations, and could prompt us to change our operating procedures.” Please provide us proposed disclosure to be included in future periodic reports that clarifies this inconsistency in disclosure. If the effect of these actions/litigation could be material, please refer to ASC 450-20-50 and also provide us proposed disclosure to be included in future periodic reports, for all legal proceedings, to include an estimate of the possible loss or range of loss and, for those in which you cannot make an estimate, a statement to that effect for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

Response:

We note the Staff’s comment.

The Company does not believe that the terms “could have a material adverse effect” and “are not likely to have a material adverse effect” are inconsistent with one another. The statement that an item is “not likely to have a material adverse effect” does not rule out the possibility that the item could, indeed, have such an effect. However, in order to avoid inconsistency in interpretation, we will revise our financial statement footnote to use the term “could have a material adverse effect” as opposed to “are not likely to have a material adverse effect”.

Additionally, the Staff’s comment does lead us to believe that our disclosure can be improved as it relates to the requirements of ASC 450-20-50. With respect to matters for which accruals have been established as of December 31, 2010 (which are not material), we have revised our disclosure to indicate that changes in estimates are reasonably possible. With respect to matters for which accruals have not been established, we have revised our disclosure to indicate that such matters have not progressed sufficiently to enable us to estimate a range of possible losses, if any.

Commencing with our Form 10-K annual report for the fiscal year ended December 31, 2011, we will revise, in the manner shown below, our disclosure to provide added clarity with respect to disclosure of commitments and contingencies. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2010.

Legal Proceedings

The health care and business process outsourcing industries are subject to numerous laws and regulations of federal, state, and local governments. Compliance with these laws and

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Penalties associated with violations of these laws and regulations include significant fines and penalties, exclusion from participating in publicly funded programs, and the repayment of previously billed and collected revenues.

We are involved in legal actions in the ordinary course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. We have accrued liabilities for certain matters for which we deem the loss to be both probable and estimable. Although we believe that our estimates of such losses are reasonable, these estimates could change as a result of further developments of these matters. The outcome of legal actions is inherently uncertain and such pending matters for which accruals have not been established have not progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss, if any. While it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these pending matters could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes To Consolidated Financial Statements

Basis of Presentation

Organization and Operations, page 6

Comment:

5. Please provide us proposed disclosure to be included in MD&A of future periodic reports that explains the expected effect on your results of operations and financial position of the State of Louisiana’s decision to award the contract to another firm.

Response:

We note the Staff’s comment.

Commencing with our Form 10-K annual report for the fiscal year ended December 31, 2011, we will revise our MD&A in the manner shown below. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-Q for the quarterly period ended September 30, 2011.

On June 9, 2011, Molina Medicaid Solutions received notice from the state of Louisiana that the state intends to award the contract for a replacement Medicaid Management Information System, or MMIS, to another firm. Our revenue under the Louisiana MMIS contract from May 1, 2010, the date we acquired Molina Medicaid Solutions, through December 31, 2010, was approximately $32 million. For the nine months ended September 30, 2011, our revenue under

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 16, 2011

the Louisiana MMIS contract was approximately $36 million. We expect that we will continue to perform under this contract through implementation and acceptance of the successor MMIS. Based upon our past experience and our knowledge of the Louisiana MMIS bid process, we believe that implementation and acceptance of the successor MMIS will not occur until late 2014 at the earliest. Through implementation and acceptance of the successor MMIS we expect to recognize between $40 million and $45 million in revenue annually under our Louisiana MMIS contract.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff D. Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	James Peklenk, SEC Staff Accountant
Mary Mast, SEC Senior Accountant
J. Mario Molina, Chief Executive Officer and Chairman
John C. Molina, Chief Financial Officer
Jeff D. Barlow, General Counsel
Margo Wright, Vice President Reporting and Audit
Burt Park, Associate General Counsel